UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No: 3)*

PLBY Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

72814P109

(CUSIP Number)

Audrey DiMarzo
801 Northpoint Parkway, Suite 129
West Palm Beach, FL 33407
(248) 594-4776
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP: 72814P 109

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1	NAMES OF REPORTING PERSONS RT-ICON Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

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1	NAMES OF REPORTING PERSONS Suhail Rizvi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,694,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,694,400
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,678,774 (1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.41% (5)
14	TYPE OF REPORTING PERSON IN

(1) Includes shares held directly by Rizvi Opportunistic Equity Fund (TI), L.P. (“ROEF (TI)”), Rizvi Opportunistic Equity Fund I-B (TI), L.P. (“ROEF I-B (TI)”), Rizvi Opportunistic Equity Fund I-B, L.P. (“ROEF I-B”), Rizvi Opportunistic Equity Fund, L.P. (“ROEF”), Rizvi Traverse Partners, LLC (“RTP LLC”) and RT-ICON FF LLC (“RT FF”) (collectively, the “Rizvi Traverse Entities”). RTM-ICON, LLC (“RTM-ICON”) is the manager of RT FF. Rizvi Traverse Management, LLC (“Rizvi Traverse”) is the sole member of RTM-ICON, the general partner of each of ROEF (TI), ROEF I-B (TI), ROEF I-B and ROEF and the managing member of RTP LLC. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of Rizvi Traverse. Each of RTM-ICON, Rizvi Traverse, and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the Rizvi Traverse Entities, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Includes shares held directly by Rizvi Traverse Opportunistic Equity Fund II, L.P. (“ROEF II”). Rizvi Traverse Partners GP II, LLC (“RT GP II” and, together with Rizvi Traverse, RTM-ICON, ROEF II and Messrs. Rizvi and Giampetroni, the “Reporting Persons”) is the general partner of ROEF II. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of RT GP II. Each of ROEF II, RT GP II, Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by ROEF II, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(3) Includes shares held directly by Rizvi Traverse Partners II, LLC (“RTP II LLC”). Rizvi Traverse Management II, LLC (“RTM II”) is the manager of RTP II LLC. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of RTM II. Each of RTM II and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of common stock beneficially owned by RTP II LLC, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(4) Includes restricted stock units in respect of shares of Common Stock which have vested or are scheduled to vest within sixty days of the date hereof.

(5) Based on 42,610,589 shares of common stock of the Issuer outstanding as of February 28, 2022 as set forth in the Issuer’s Rule 424(b)(3) Prospectus filed with the SEC on March 7, 2022.

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1	NAMES OF REPORTING PERSONS John Giampetroni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,656,906
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,656,906
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,656,906 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.36% (4)
14	TYPE OF REPORTING PERSON IN

(1) Includes shares held directly by the Rizvi Traverse Entities. RTM-ICON is the manager of RT FF. Rizvi Traverse is the sole member of RTM-ICON, the general partner of each of ROEF (TI), ROEF I-B (TI), ROEF I-B and ROEF and the managing member of RTP LLC. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of Rizvi Traverse. Each of RTM-ICON, Rizvi Traverse, and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the Rizvi Traverse Entities, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Includes shares held directly by ROEF II. RT GP II is the general partner of ROEF II. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of RT GP II. Each of ROEF II, RT GP II, Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by ROEF II, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(3) Includes shares held directly by RTP II LLC. RTM II is the manager of RTP II LLC. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of RTM II. Each of RTM II and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of common stock beneficially owned by RTP II LLC, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(4) Based on 42,610,589 shares of common stock of the Issuer outstanding as of February 28, 2022 as set forth in the Issuer’s Rule 424(b)(3) Prospectus filed with the SEC on March 7. 2022.

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1	NAMES OF REPORTING PERSONS Rizvi Traverse Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,308,714
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,308,714
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,308,714 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.11% (2)
14	TYPE OF REPORTING PERSON OO

(1) Includes shares held directly by the Rizvi Traverse Entities. RTM-ICON is the manager of RT FF. Rizvi Traverse is the sole member of RTM-ICON, the general partner of each of ROEF (TI), ROEF I-B (TI), ROEF I-B and ROEF and the managing member of RTP LLC. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of Rizvi Traverse. Each of RTM-ICON, Rizvi Traverse, and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the Rizvi Traverse Entities, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Based on 42,610,589 shares of common stock of the Issuer outstanding as of February 28, 2022 as set forth in the Issuer’s Rule 424(b)(3) Prospectus filed with the SEC on F March 7, 2022.

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1	NAMES OF REPORTING PERSONS RTM-ICON LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 968,626
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 968,626
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 968,626 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.27% (2)
14	TYPE OF REPORTING PERSON OO

(1) Includes shares held directly by RT FF. RTM-ICON is the manager of RT FF, and Rizvi Traverse is the sole member of RTM-ICON. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of Rizvi Traverse. Each of RTM-ICON, Rizvi Traverse, Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RT FF, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Based on 42,610,589 shares of common stock of the Issuer outstanding as of February 28, 2022 as set forth in the Issuer’s Rule 424(b)(3) Prospectus filed with the SEC on March 7, 2022.

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1	NAMES OF REPORTING PERSONS Rizvi Opportunistic Equity Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,069,064
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,069,064
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,069,064 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.59% (2)
14	TYPE OF REPORTING PERSON OO

(1) Includes shares held directly by ROEF II. RT GP II is the general partner of ROEF II. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of RT GP II. Each of RT GP II and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by ROEF II, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Based on 42,610,589 shares of common stock of the Issuer outstanding as of February 28, 2022 as set forth in the Issuer’s Rule 424(b)(3) Prospectus filed with the SEC on March 7, 2022.

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1	NAMES OF REPORTING PERSONS Rizvi Traverse GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,069,064
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,069,064
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,069,064 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.59% (2)
14	TYPE OF REPORTING PERSON OO

(1) Includes shares held directly by ROEF II. RT GP II is the general partner of ROEF II. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of RT GP II. Each of RT GP II and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by ROEF II, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Based on 42,610,589 shares of common stock of the Issuer outstanding as of February 28, 2022 as set forth in the Issuer’s Rule 424(b)(3) Prospectus filed with the SEC on March 7, 2022.

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Item 1.	Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D supplements and amends the Statement on Schedule 13D of the Reporting Persons (as defined below) originally filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2021, as amended by Amendment No. 1 to Schedule 13D, filed with the SEC on June 16, 2021 and Amendment No. 2 to Schedule 13D, filed with the SEC on November 22, 2021 (as amended, the “Statement”). The Statement relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of PLBY Group, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 10960 Wilshire Blvd., Suite 2200, Los Angeles, California 90024. The Common Stock is listed on The Nasdaq Global Market and trades under the symbol “PLBY.”

This Amendment No. 3 is being filed to (i) report that on March 4, 2022, RT-ICON (as defined below) effected a pro rata in-kind distribution of an aggregate of 8,500,524 shares of Common Stock to its members for no consideration, in a transaction exempt from the requirements of the Securities Act of 1933 (the “Distribution”) and (ii) to remove RT-ICON and RTM-ICON as Reporting Persons as, following the Distribution, RT-ICON no longer beneficially owns shares of Common Stock and RTM-ICON no longer beneficially owns greater than 5% of the outstanding shares of Common Stock.

Except as otherwise set forth in this Amendment No. 3, the information set forth in the Statement remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. This Amendment No. 3 should be read together with the Statement.

Item 2.	Identity and Background

Item 2 is amended and restated in its entirety as follows:

This Statement is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”): (1) RT-ICON Holdings LLC, a Delaware limited liability company (“RT-ICON”); (2) John Giampetroni, a citizen of the United States; (3) Suhail Rizvi, a citizen of the United States; (4) Rizvi Traverse Management, LLC, a Delaware limited liability company (“Rizvi Traverse”); (5) RTM-ICON LLC, a Delaware limited liability company (“RTM-ICON”); (6) Rizvi Opportunistic Equity Fund II, L.P., a Delaware limited partnership (“ROEF II”); and (7) Rizvi Traverse GP II, LLC, a Delaware limited liability company (“RT GP II”).

RT-ICON and RTM-ICON will cease to be Reporting Persons after this filing and, accordingly, this is an exit filing for such Reporting Persons.

The address of the principal office of each of the Reporting Persons is c/o Rizvi Traverse Management, LLC, 801 Northpoint Parkway, Suite 129, West Palm Beach, Florida 33407.

RTM-ICON is the manager of RT-ICON and Rizvi Traverse is the sole member of RTM-ICON. Messrs. Rizvi and Giampetroni are the managers of Rizvi Traverse. In addition, Mr. Rizvi may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Rizvi Master, LLC, of which Mr. Rizvi serves as manager.

RT GP II is the general partner of ROEF II. Messrs. Rizvi and Giampetroni are the managers of RT GP II. Each of RT GP II and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of common stock beneficially owned by Rizvi Opportunistic Equity Fund II, L.P., but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

RT-ICON is primarily engaged in the business of investing in securities of the Issuer. Rizvi Traverse and ROEF II are primarily engaged in the business of investing in securities. RTM-ICON is primarily engaged in the business of serving as the manager of RT-ICON. RT GP II is primarily engaged in the business of serving as the general partner of ROEF II.

Mr. Rizvi’s present principal occupation or employment is serving as co-founder and Chief Investment Officer of Rizvi Traverse, manager of Rizvi Master, LLC and Chairman of the Issuer. Mr. Giampetroni’s present principal occupation or employment is serving as co-founder, Chief Operating Officer and member of the Investment Committee of Rizvi Traverse.

During the past five years, none of the Reporting Persons, nor any director, executive officer or controlling person of any of the Reporting Persons, have (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

The response to Item 4 of each cover page is incorporated herein by reference for each Reporting Person’s citizenship.

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Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

On December 23, 2021, Mr. Rizvi was granted 14,993 restricted stock units that vest in three (3) equal installments. The first one-third vested on December 31, 2021 and the remaining two-thirds (2/3) shall vest in equal annual installments on each of the first two anniversaries of the vesting start date.

On December 23, 2021, Mr. Rizvi was granted 14,993 restricted stock units that vested in full on December 31, 2021.

On January 1, 2021, Mr. Rizvi was granted 7,508 restricted stock units that vest in four (4) equal quarterly installments as follows: The first one-fourth (1/4) of the units shall vest three (3) months following the vesting start date (January 1, 2022), the second one-fourth (1/4) of the units shall vest six (6) months following the vesting start date, the third one-fourth (1/4) of the units shall vest nine (9) months following the vesting start date, and the last one-fourth (1/4) of the units shall vest on December 31, 2022.

On March 4, 2022, RT-ICON effected a pro rata in-kind distribution of an aggregate of 8,500,524 shares of Common Stock to its members for no consideration, in a transaction exempt from the requirements of the Securities Act of 1933. Following such distribution, RT-ICON no longer beneficially owns shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

The responses set forth on rows 7 through 13 of the cover pages of this Statement, as of the date hereof, and Item 3 are incorporated by reference in this Item 5.

(a) and (b) – The following responses are based on 42,610,589 shares of common stock of the Issuer outstanding as of February 28, 2022 as set forth in the Issuer’s Rule 424(b)(3) Prospectus filed with the SEC on March 7, 2022.

(c) – Except as set forth in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d) – Not applicable.

(e) – Not applicable.

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Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits hereto:

99.1*	Form of Subscription Agreement, dated as of September 30, 2020, by and among Mountain Crest Acquisition Corp and certain institutional and accredited investors (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 1, 2020).

99.2*	Form of Registration Rights Agreement dated as of September 30, 2020, by and among Mountain Crest Acquisition Corp and certain institutional and accredited investors (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 1, 2020).

99.3*	Investor Rights Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc. and RT-ICON Holdings LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 16, 2021).

99.4*	Amended and Restated Registration Rights Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc., RT-ICON Holdings LLC, and each of the other shareholders whose names are listed on Exhibit A thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 16, 2021).

99.5*	Form of Lock-Up Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc. and RT-ICON Holdings LLC (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 1, 2020).

99.6*	Director Voting Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc., RT-ICON Holdings LLC and Drawbridge Special Opportunities Fund LP (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 16, 2021).

99.7*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act

 * Previously filed.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2022	RT-ICON Holdings LLC By: RTM-ICON, LLC, its Manager

	By:	/s/ Suhail Rizvi
	Name:	Suhail Rizvi
	Title:	President

Dated: March 8, 2022	By:	/s/ Suhail Rizvi

Dated: March 8, 2022	By:	/s/ John Giampetroni

Dated: March 8, 2022	Rizvi Opportunistic Equity Fund II, L.P. By: Rizvi Traverse GP II, LLC, its General Partner

	By:	/s/ Suhail Rizvi
	Name:	Suhail Rizvi
	Title:	Managing Director

Dated: March 8, 2022	Rizvi Traverse Management, LLC

	By:	/s/ Suhail Rizvi
	Name:	Suhail Rizvi
	Title:	Chief Investment Officer

Dated: March 8, 2022	RTM-ICON, LLC

	By:	/s/ Suhail Rizvi
	Name:	Suhail Rizvi
	Title:	President

Dated: March 8, 2022	Rizvi Traverse GP II, LLC

	By:	/s/ Suhail Rizvi
	Name:	Suhail Rizvi
	Title:	Managing Director